Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Property Solutions Acquisition Corp. II on Form S-1 of our report dated February 4, 2021, which includes an explanatory paragraph as to the ability of Property Solutions Acquisition Corp. II to continue as a going concern, with respect to our audit of the financial statements of Property Solutions Acquisition Corp. II as of December 31, 2021 and for the period October 29, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 4, 2021